UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-Held Company

CNPJ/ME Nº 06.057.223/0001-71

NIRE 33.300.272.909

CALL NOTICE

ANNUAL AND EXTRAORDINARY GENERAL MEETING

The shareholders (“Shareholders”) of Sendas Distribuidora S.A. (“Company”) are hereby called to the Annual and Extraordinary General Meeting (“General Meeting”) to be held, exclusively digital, on April, 28th, 2022, at 3:00 p.m., in order to resolve on the following Agenda:

At the Annual Shareholders’ Meeting:

I.	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2021;
II.	Proposal for the Company’s capital budget for the year of 2022;
III.	Resolve on the proposal for allocation of profit for the fiscal year ended December 31, 2021, including the reallocation of amounts destinated to profit reserves to the reserve of tax incentives; and
IV.	Determination of the annual global compensation of the members of the Company’s management for the year of 2022.

At the Extraordinary General Meeting:

I.	Increase of the Company's capital stock in the amount of R$463,731,717.03 (four hundred and sixty-three million, seven hundred and thirty-one thousand, seven hundred and seventeen reais and three cents), through the capitalization of profit reserves, without the issuance of new shares, with the correspondent amendment to Article 4 of the Company’s bylaws and its consequent consolidation.

We hereby inform that all documents related to the resolutions that will be voted on at the General Meeting called hereby are available to the Shareholders at the Company’s headquarters, on the investor relation’s website of the Company (www.ri.assai.com.br) and on the websites of the Brazilian Securities and Exchange Commission – (CVM) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br), including the management proposal and manual to attend this General Meeting (“Management Proposal” and “Manual for Attendance”)

Participation in the General Meeting through the digital form:

Shareholders who wish to participate in the General Meeting through the digital platform must access the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=447C8E395D7E, complete their registration and attach all documents necessary for your qualification to participate and / or vote in the General Meeting, as indicated below, with at least 2 (two) days in advance of the date designated for the General Meeting, that is, until April 26, 2022. After the approval of the registration by the Company, the Shareholder will receive his login and individual password to access the platform through the e-mail used for registration.

The following documents must be sent by the shareholders through the electronic address indicated above:

(a)	Updated extract containing the respective shareholding issued by the custodian body no later than three (3) days in advance of the General Meeting;

(b)	For individuals: identity document with shareholder picture;

(c)	For legal entities: (i) restated bylaws or articles of association, and corporate documents proving the shareholder's legal representation; and (ii) identity document with photograph of the legal representative;

(d)	For investment funds: (i) restated governing document of the fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy of the fund and corporate documents proving the powers of representation; and (iii) identity document with photograph of the fund’s legal representative; and

(e)	if any of the Shareholders indicated in items (b) a (d) above is represented by a proxy, in addition to the respective documents indicated above, shall forward (i) power of attorney with specific powers for its representation at the General Meeting; (ii) identity documents of the present attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the mandate proving the powers of representation. For this General Meeting, the Company will accept powers of attorney granted by Shareholders electronically, preferably signed using the ICP-Brazil certification.

Participation in the General Meeting by means of a distance voting ballot:

Pursuant to CVM Instruction 481, of December 17, 2009, as amended, and as detailed in the Management Proposal and Manual for Attendance, Shareholders who have an interest in exercising their right to vote through the distance voting bulletin shall send the voting instructions: (a) directly to the Company by e-mail adm.societario@assai.com.br, accompanied by the documents indicated in the items (a) and (e) above or (b) through (i) their respective custodian agents (if they provide this type of service) or (ii) to the Share Registry Agent, through the channels it makes available.

In all cases, for the Distance Voting Ballotin to take effect, April 21, 2022 (i.e. 7 (seven) days before the date of the General Meeting) shall be the last day for receipt by one of the above forms, and not the last day for its submission. If the Distance Voting Bulletin is received after April 21, 2022, votes will not be counted.

The Company will not require the physical delivery of the document and any other formalities that are provided for in the Company's Reference Form, as set forth in the Management Proposal and Manual for Attendance. Therefore, in case of any discrepancies between the Management Proposal and Manual for Attendance and item 12.2 of the Company’s Reference Form with regards to the documentation and formalities required to attend the Company’s general meetings, the terms of the Management Proposal and Manual for Attendance shall prevail.

Detailed information on the participation of the shareholder directly, by its legal representative or duly appointed attorney-in-fact, as well as the rules and procedures for participation and/or remote voting at the General Meeting, including guidelines for sending the Bulletin and also, guidelines on access to the digital platform and rules of conduct to be adopted at the General Meeting are set out in the Management Proposal and Manual for Attendance.

São Paulo, March 28, 2022.

Jean-Charles Henri Naouri

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.